UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Yorkville Second Amended and Restated Standby Equity Purchase Agreement and Promissory Note

On September 6, 2024, Rezolve AI Limited (the “Company or Rezolve”) and YA II PN, LTD, a Cayman Islands exempt limited company (“YA”), amended and restated that certain standby equity purchase agreement, dated February 23, 2023 and amended and restated on February 2, 2024 (the “Second A&R YA Agreement”) to incorporate an additional prepaid advance arrangement pursuant to which YA committed to provide Rezolve with prepaid advances in an aggregate original principal amount of an additional Seven Million Five Hundred Thousand Dollars ($7,500,000), payable in three tranches, with the first tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) that was funded as part of the Note (as defined below), the second tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) that was funded as part of the Note and the third tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) to be funded upon effectiveness of the F-1 Registration Statement filed with U.S. Securities and Exchange Commission on September 6, 2024. The Second A&R YA Agreement superseded the original agreement.

The foregoing description of the Second A&R YA Agreement does not purport to be complete and is qualified in its entirety by the full text of the Second A&R YA Agreement, which is incorporated by reference herein and attached herewith as Exhibit 99.1

In connection with the Second A&R YA Agreement, on September 9, 2024, Rezolve issued YA a promissory note in the principal amount of $5,000,000 (the “Note”), reflecting the first and second tranche of the prepaid advances. Upon the funding of the third tranche of the prepaid advance, the Company will issue YA a promissory note in the principal amount of $2,500,000 with the same terms as the Note. The Note bears interest at an annual rate of 10% of the outstanding principal balance of the Note and matures on September 11, 2025. Under the Note, YA may elect to convert all or part of the amount outstanding under the Note into ordinary shares of Rezolve at the Conversion Price (as defined in the Note), subject to certain limitations. Rezolve has the right to redeem early a portion or all amounts outstanding under the Note upon 10 days written notice upon the occurrence of certain events.

The foregoing description of the Note does not purport to be complete and is qualified in its entirety by the full text of the Note, which is incorporated by reference herein and attached herewith as Exhibit 99.2

Exhibit No.	Description

99.1	Second Amended and Restated Standby Equity Purchase Agreement, dated as of September 6, 2024, by and between YA II PN, Ltd. and Rezolve AI Limited.
99.2	Promissory Note, dated as of September 9, 2024, by and among YA II PN, Ltd. and Rezolve AI Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 13, 2024

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman